

Mail Stop 3561

December 13, 2017

Frederick W. McTaggart
Chief Executive Officer and President
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P. O. Box 1114
Grand Cayman KY1-1102
Cayman Islands

> **Re: Consolidated Water Co. Ltd.**
> **Form 10-Q for the Quarterly period Ended June 30, 2017**
> **Response Dated December 5, 2017**
> **File No. 0-25248**

Dear Mr. McTaggart:

We have reviewed your December 5, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Financial Statements

3. Discontinued operations – CW Bali, page 9

1. We read your response to comment two and also note you recorded an additional impairment loss on CW-Bali's long-lived assets of $578,480 during the quarter ended September 30, 2017. Please explain why you have reflected an allowance for cumulative translation adjustment, representing the impairment loss on long-lived assets, in other liabilities, on page 9 to your Form 10-Q for the quarter ended September 30, 2017. Please include in your response the basis supporting your accounting.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David W. Sasnett
     Executive Vice President and Chief Financial Officer